EXHIBIT 12.1

THE TORO COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
(Not Covered by Independent Auditors’ Report)

	Year Ended October 31,					Three Months Ended February 2,
	2002	2003	2004	2005	2006	2007
Earnings before income taxes and cumulative effect of change in accounting principle	$86,799,000	$120,918,000	$153,233,000	$170,272,000	$192,754,000	$25,688,000
Plus: Fixed charges	25,324,000	22,251,000	22,004,000	24,298,000	24,153,987	6,176,457
Earnings available to cover fixed charges	$112,123,000	$143,169,000	$175,237,000	$194,570,000	216,907,987	31,864,457
Ratio of earnings to fixed charges	4.43	6.43	7.96	8.01	8.98	5.16

Interest expense	$19,747,000	$16,285,000	$15,523,000	$17,733,000	$17,672,000	$4,487,000
Rentals (interest expense)	5,577,000	5,966,000	6,481,000	6,565,000	6,481,987	1,689,457
Total fixed charges	$25,324,000	22,251,000	$22,004,000	24,298,000	24,153,987	6,176,457